File Nos.333-
                                                                       811-05716
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                FORM    N-4


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    (X)
     Pre-Effective Amendment No.                                           ( )
     Post-Effective Amendment No.                                          ( )

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            ( )
     Amendment No. 35                                                      (X)


                      (Check    appropriate    box    or    boxes.)

     PREFERRED LIFE VARIABLE ACCOUNT C
     ---------------------------------
     (Exact Name of Registrant)

     PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
     ---------------------------------------------
     (Name of Depositor)

     152 West 57th Street, 18th Floor, New York, New York              10019
     ----------------------------------------------------            ---------
     (Address of Depositor's Principal Executive Offices)           (Zip Code)

Depositor's    Telephone    Number,   including  Area  Code    (212)  586-7733

Name and Address of Agent for Service
- -------------------------------------
          Eugene Long
          Preferred Life Insurance Company of New York
          152 West 57th Street, 18th Floor
          New York, New York  10019

     Copies to:
          Judith A. Hasenauer
          Blazzard, Grodd & Hasenauer, P.C.
          P.O. Box 5108
          Westport, CT 06881
          (203) 226-7866

Approximate Date of Proposed Public Offering:

      As soon as practicable after the effective date of this Filing.

Title of Securities Registered:

      Group Deferred Variable Annuity Contracts and Certificates


================================================================================

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                              CROSS REFERENCE SHEET
                             (Required by Rule 495)

Item No.                                         Location
--------                                         --------
                                     PART A

Item 1.   Cover  Page.                           Cover  Page

Item 2.   Definitions.                           Index of Terms

Item 3.   Synopsis  or  Highlights               Profile

Item 4.   Condensed  Financial  Information      Not Applicable

Item 5.   General  Description  of  Registrant,
          Depositor,  and  Portfolio  Companies  Preferred  Life,
                                                 The Separate
                                                 Account, Investment
                                                 Options

Item 6.   Deductions                             Expenses

Item 7.   General  Description  of  Variable
          Annuity  Contracts                     The Franklin Valuemark IV
                                                 Variable and Fixed
                                                 Annuity Contract

Item 8.   Annuity  Period                        Annuity  Payments
                                                      (The Payout Phase)

Item 9.   Death  Benefit                         Death  Benefit

Item 10.  Purchases  and  Contract  Value        Purchase

Item 11.  Redemptions.                           Access  to  Your
                                                 Money

Item 12.  Taxes                                  Taxes

Item 13.  Legal  Proceedings                     None

Item 14.  Table of Contents of the Statement of
          Additional Information                 Table of Contents of
                                                 the Statement of
                                                 Additional Information

                                     PART B

Item 15.  Cover Page                             Cover Page

Item 16.  Table of Contents                      Table of Contents

Item 17.  General Information and History        Insurance Company

Item 18.  Services                               Not Applicable

Item 19.  Purchase of Securities Being Offered   Not Applicable

Item 20.  Underwriters                           Distributor

Item 21.  Calculation of Performance Data        Calculation of
                                                 Performance Data

Item 22.  Annuity Payments                       Annuity Provisions

Item 23.  Financial Statements                   Financial Statements



                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered, in Part C to this Registration Statement.




            THE FRANKLIN VALUEMARK CHARTER VARIABLE ANNUITY CONTRACT
                                    issued by
                        PREFERRED LIFE VARIABLE ACCOUNT C
                                       and
                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

This prospectus describes the Franklin Valuemark Charter Variable Annuity Contract with a Fixed Account offered by Preferred Life Insurance Company of New York (Preferred Life).

The annuity has 22 Variable Options, each of which invests in one of the Portfolios of Franklin Templeton Variable Insurance Products Trust listed below and a Fixed Account of Preferred Life. You can select up to 10 investment choices (which includes any of the Variable Options and the Fixed Account).

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST:

PORTFOLIO SEEKING CAPITAL PRESERVATION AND INCOME
         Money Market Fund

PORTFOLIOS SEEKING INCOME
         High Income Fund
         Templeton Global Income Securities Fund
         U.S. Government Securities Fund

PORTFOLIOS SEEKING GROWTH AND INCOME
         Global Utilities Securities Fund
         Growth and Income Fund
         Income Securities Fund
         Mutual Shares Securities Fund
         Real Estate Securities Fund
         Rising Dividends Fund
         Templeton Global Asset Allocation Fund
         Value Securities Fund

PORTFOLIOS SEEKING CAPITAL GROWTH
         Capital Growth Fund
         Global Health Care Securities Fund
         Mutual Discovery Securities Fund
         Natural Resources Securities Fund
         Small Cap Fund
         Templeton Developing Markets Equity Fund
         Templeton Global Growth Fund
         Templeton International Equity Fund
         Templeton International Smaller Companies Fund
         Templeton Pacific Growth Fund

Please read this prospectus before investing and keep it for future reference. It contains important information about the Franklin Valuemark Charter Variable Annuity Contract with a Fixed Account.

To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information (SAI) dated _________, 1999. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The Table of Contents of the SAI is on page __ of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information about companies that file electronically with the SEC. For a free copy of the SAI, call us at (800) 342-3863, or write us at: 152 West 57th Street, 18th Floor, New York, New York 10019.

The Franklin Valuemark Charter Variable Annuity Contracts:

     *    are not bank deposits
     *    are not federally insured
     *    are not endorsed by any bank or government agency
     *    are not guaranteed and may be subject to loss of principal

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.


Dated: ________, 1999


TABLE OF CONTENTS
                                                                    Page
INDEX OF TERMS
SUMMARY
FEE TABLE
1.       THE FRANKLIN VALUEMARK CHARTER
         VARIABLE ANNUITY CONTRACT
         Owner
         Joint Owner
         Annuitant
         Beneficiary
         Assignment
 2.      ANNUITY PAYMENTS (THE PAYOUT PHASE)
         Annuity Options
 3.      PURCHASE
         Purchase Payments
         Automatic Investment Plan
         Allocation of Purchase Payments
         Free Look
         Accumulation Units
 4.      INVESTMENT OPTIONS
         Transfers
         Dollar Cost Averaging Program
         Flexible Rebalancing
         Financial Advisers - Asset Allocation Programs
         Voting Privileges
         Substitution
 5.      EXPENSES
         Insurance Charges
                  Mortality and Expense Risk Charge
                  Administrative Charge
         Contract Maintenance Charge
         Transfer Fee
         Premium Taxes
         Income Taxes
         Portfolio Expenses
 6.      TAXES
         Annuity Contracts in General
         Qualified and Non-Qualified Contracts
         Multiple Contracts
         Withdrawals - Non-Qualified Contracts
         Withdrawals - Qualified Contracts
         Withdrawals - Tax-Sheltered Annuities
         Diversification
 7.      ACCESS TO YOUR MONEY
         Systematic Withdrawal Program
         Minimum Distribution Program
         Suspension of Payments or Transfers
 8.      PERFORMANCE
 9.      DEATH BENEFIT
         Upon Your Death
         Death of Annuitant
10.      OTHER INFORMATION
         Preferred Life
         Year 2000 Matters
         The Separate Account
         Distribution
         Administration
         Financial Statements

TABLE OF CONTENTS  OF THE STATEMENT OF
ADDITIONAL INFORMATION

INDEX OF TERMS

This prospectus is written in plain English to make it as understandable as possible. However, there are some technical terms used which are capitalized in the prospectus. The page that is indicated below is where you will find the definition for the word or term.

                                                                           Page
Accumulation Phase
Accumulation Unit
Annuitant
Annuity Options
Annuity Payments
Annuity Unit
Beneficiary
Contract
Fixed Account
Income Date
Joint Owner
Non-Qualified
Owner
Payout Phase
Portfolios
Purchase Payment
Qualified
Tax Deferral
Variable Option


                                     SUMMARY

The sections in this summary correspond to sections in this prospectus which discuss the topics in more detail.

The Annuity Contract: The Franklin Valuemark Charter annuity contract offered by Preferred Life provides a means for investing on a tax-deferred basis in 22 Portfolios of Franklin Templeton Variable Insurance Products Trust and the Preferred Life Fixed Account. The contract is intended for retirement savings or other long-term investment purposes. The Contract provides for a death benefit and guaranteed annuity income options.

Annuity Payments: If you want to receive regular income from your annuity, you can choose an Annuity Option. You can choose whether to have payments come from the Fixed Account, the available Portfolios or both. If you choose to have any part of your payments come from the Portfolios, the dollar amount of your payments may go up or down.

Purchase:   You  can  buy  the   contract   with  $25,000  or  more  under  most
circumstances. You can add $250 or more any time you like during the Accumulation Phase.

Investment Options: You can put your money in the Variable Options which invest in the Portfolios of Franklin Templeton Variable Insurance Products Trust or the Preferred Life Fixed Account. The investment returns on the Portfolios are not guaranteed. You can make or lose money. You can make transfers between investment choices.

Expenses: The contract has insurance features and investment features, and there are costs related to each.

Each year, Preferred Life deducts a $40 contract maintenance charge from your Contract. Preferred Life currently waives this charge if the value of your Contract is at least $100,000.

Preferred Life deducts a mortality and expense risk charge which varies depending upon whether you select the Traditional Death Benefit or the Enhanced Death Benefit. The charge is equal, on an annual basis, to 1.00% of the average daily value of the Contract invested in a Variable Option if you select the Traditional Death Benefit and 1.20% of the average daily value of the Contract invested in a Variable Option if you select the Enhanced Death Benefit.
Preferred Life also deducts an administrative charge which is equal , on an annual basis, to .15% of the value of the Contract invested in a Variable Option.

Preferred Life does not assess a withdrawal charge or a contingent deferred sales charge if you make a withdrawal (partial or total) from your Contract.

There are also daily  investment  charges which range, on an annual basis,  from
 .74% to 1.66% of the average daily value of the Portfolio, depending upon the Portfolio.

Taxes: Your earnings are not taxed until you take them out. If you take money out during the Accumulation Phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty.

Access to Your Money: You can take money out of your Contract during the Accumulation Phase. You may have to pay income tax and a tax penalty on any money you take out.

Death Benefit: If you die before moving to the Payout Phase, the person you have chosen as a Beneficiary will receive a death benefit. The amount of the death benefit depends on whether you select the Traditional Death Benefit or the Enhanced Death Benefit.

Free-Look: You can cancel the contract within 10 days after receiving it. Preferred Life will refund the value of your Contract on the day it receives your request to cancel the Contract. This may be more or less than your original payment. If you have purchased the Contract as an individual retirement annuity, Preferred Life will refund the Purchase Payment.

FEE TABLE

The purpose of this Fee Table is to help you understand the costs of investing, directly or indirectly, in the Contract. The Fee Table reflects expenses of the Separate Account as well as the Portfolios.

Contract Owner Transaction Fees
Transfer Fee ........................................The first 12 transfers in a Contract year are free.
                                                     Thereafter, the fee is $25 or 2% of the amount
                                                     transferred, if less.  Dollar Cost Averaging transfers
                                                     and Flexible Rebalancing transfers are not counted.

Contract Maintenance Charge* ....................... $40 per Contract per year

Separate Account Annual Expenses
(as a percentage of average account value)
                                                     Contracts with                     Contracts with
                                                     Traditional                        Enhanced
                                                     Death Benefit                      Death Benefit
                                                     -------------                      -------------

Mortality and Expense Risk Charge ................       1.00%                           1.20%
Administrative Charge ............................        .15%                            .15%
                                                     -----------                        ---------
Total Separate Account Annual Expenses                   1.15%                           1.35%

* During the Accumulation Phase, the charge is waived if the value of your Contract is at least $100,000. If you own more than one Franklin Valuemark Charter Contract (registered with the same social security number), we will determine the total value of all your Contracts. If the total value of all your Contracts is at least $100,000, the charge is waived.

Franklin Templeton Variable Insurance Products Trust's Annual Expenses: Class 2 Shares (as a percentage of Franklin Templeton Variable Insurance Products Trust's average net assets)

The Management and Portfolio Administration Fees for each Portfolio are based on a percentage of that Portfolio's net assets. Class 2 shares have a distribution plan which is referred to as a Rule 12b-1 plan. See the accompanying prospectus for Franklin Templeton Variable Insurance Products Trust for a description of these fees and the Rule 12b-1 plan. While the maximum amount payable under each Portfolio's Class 2 Rule 12b-1 plan is .35% per year of the Portfolio's average daily net assets, the Board of Trustees of Franklin Templeton Variable Insurance Products Trust has set the current rate at .25% per year. Prior to July 1, 1999, the Class 2 shares had Rule 12b-1 plan expenses of .30%. Because Class 2 shares are relatively new, the figures below (other than 12b-1 fees) are based on the expenses of each Portfolio's Class 1 shares for the most recent fiscal year, except as noted. Future Portfolio expenses may differ.


                                Management                                                                Total
                               and Portfolio              12b-1                   Other                   Annual
                           Administration Fees 1           Fees                  Expenses                 Expenses
                           ---------------------           ----                  --------                 --------

Capital Growth Fund                .75%                   .25%                    .02%                    1.02%
Global Health Care                 .75%                   .25%                    .09%                    1.09%
Securities Fund2
Global Utilities Securities        .47%                   .25%                    .03%                     .75%
Fund
Growth and Income Fund              .47%                  .25%                    .02%                     .74%
High Income Fund                   .50%                   .25%                    .03%                     .78%
Income Securities Fund             .47%                   .25%                    .02%                     .74%
Money Market Fund                  .51%                   .25%                    .02%                     .78%
Mutual Discovery                   .95%                   .25%                    .05%                    1.25%
Securities Fund
Mutual Shares Securities           .74%                   .25%                    .03%                    1.02%
Fund
Natural Resources                  .62%                   .25%                    .02%                     .89%
Securities Fund
Real Estate Securities Fund        .52%                   .25%                    .02%                     .79%
Rising Dividends Fund              .70%                   .25%                    .02%                     .97%
Small Cap Fund                     .75%                   .25%                    .02%                    1.02%
Templeton Developing               1.25%                  .25%                    .16%                    1.66%
Markets Equity Fund
Templeton Global Asset             .80%                   .25%                    .04%                    1.09%
Allocation Fund
Templeton Global Growth            .83%                   .25%                    .05%                    1.13%
Fund
Templeton Global Income            .57%                   .25%                    .06%                     .88%
Securities Fund
Templeton International            .80%                   .25%                    .08%                    1.13%
Equity Fund
Templeton International            1.00%                  .25%                    .10%                    1.35%
Smaller Companies Fund
Templeton Pacific Growth           .99%                   .25%                    .11%                    1.35%
Fund
U.S. Government Securities         .48%                   .25%                    .02%                     .75%
Fund
Value Securities Fund2             .75%                   .25%                    .08%                    1.08%

1. The Portfolio Administration Fee is a direct expense for the Global Health Care Securities Fund, the Mutual Discovery Securities Fund, the Mutual Shares Securities Fund, the Templeton Global Asset Allocation Fund, the Templeton International Smaller Companies Fund, and the Value Securities Fund; other Portfolios pay for similar services indirectly through the Management Fee. See the accompanying Franklin Templeton Variable Insurance Products Trust prospectus for further information regarding these fees.

2. The Global Health Care Securities Fund and the Value Securities Fund commenced operations May 1, 1998. The expenses shown above for these Portfolios are therefore estimated for 1999.

Examples

o There are two sets of examples below. The examples in Chart 1 assume you have selected the traditional death benefit. The examples in Chart 2 assume you have selected the enhanced death benefit. The examples below should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

o The $40 contract maintenance charge is included in the examples as a prorated charge of $1. Since the average Contract size is greater than $1,000, the contract maintenance charge is reduced accordingly.

o For additional information, see Section 5 - "Expenses" and the Franklin Templeton Variable Insurance Products Trust prospectus.


Chart 1 - Contracts with Traditional Death Benefit Option

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money regardless of whether you surrender your Contract at the end of each time period:


Variable Option                                    1 Year             3 Years            5 Years           10 Years
---------------                                    ------             -------            -------           --------
Capital Growth                                       $23                $71               $121               $260
Global Health Care Securities*                       $24                $73               $125               $267
Global Utilities Securities                          $20                $63               $108               $232
Growth and Income                                    $20                $62               $107               $231
High Income                                          $21                $64               $109               $235
Income Securities                                    $20                $62               $107               $231
Money Market                                         $21                $64               $109               $235
Mutual Discovery Securities                          $25                $78               $133               $284
Mutual Shares Securities                             $23                $71               $121               $260
Natural Resources Securities                         $22                $67               $115               $247
Real Estate Securities                               $21                $64               $110               $236
Rising Dividends                                     $23                $69               $119               $255
Small Cap                                            $23                $71               $121               $260
Templeton Developing Markets Equity                  $29                $90               $153               $324
Templeton Global Asset Allocation                    $24                $73               $125               $267
Templeton Global Growth                              $24                $74               $127               $272
Templeton Global Income Securities                   $22                $67               $114               $246
Templeton International Equity                       $24                $74               $127               $272
Templeton International Smaller Companies            $26                $81               $138               $294
Templeton Pacific Growth                             $26                $81               $138               $294
U.S. Government Securities                           $20                $63               $108               $232
Value Securities*                                    $24                $73               $124               $266

*Estimated


Chart 2 - Contracts with Enhanced Death Benefit Option

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money regardless of whether you surrender your Contract at the end of each time period:


Variable Option                                    1 Year             3 Years            5 Years           10 Years
---------------                                    ------             -------            -------           --------
Capital Growth                                       $25                $77               $132               $281
Global Health Care Securities*                       $26                $79               $135               $288
Global Utilities Securities                          $22                $69               $118               $253
Growth and Income                                    $22                $68               $117               $252
High Income                                          $23                $70               $119               $256
Income Securities                                    $22                $68               $117               $252
Money Market                                         $23                $70               $119               $256
Mutual Discovery Securities                          $27                $84               $143               $303
Mutual Shares Securities                             $25                $77               $132               $281
Natural Resources Securities                         $24                $73               $125               $267
Real Estate Securities                               $23                $70               $120               $257
Rising Dividends                                     $25                $75               $129               $276
Small Cap                                            $25                $77               $132               $281
Templeton Developing Markets Equity                  $31                $98               $163               $343
Templeton Global Asset Allocation                    $26                $79               $135               $288
Templeton Global Growth                              $26                $80               $137               $292
Templeton Global Income Securities                   $24                $73               $124               $266
Templeton International Equity                       $26                $80               $137               $292
Templeton International Smaller Companies            $28                $87               $148               $313
Templeton Pacific Growth                             $28                $87               $148               $313
U.S. Government Securities                           $22                $69               $118               $253
Value Securities*                                    $26                $79               $135               $287

*Estimated

            THE FRANKLIN VALUEMARK CHARTER VARIABLE ANNUITY CONTRACT

This prospectus describes a variable deferred annuity contract with a Fixed Account offered by Preferred Life.

An annuity is a contract between you, the owner, and an insurance company (in this case Preferred Life), where the insurance company promises to pay you (or someone else you choose) an income, in the form of Annuity Payments. The Annuity Payments must begin on a designated date that is at least two years in the future. Until you decide to begin receiving Annuity Payments, your annuity is in the Accumulation Phase. Once you begin receiving Annuity Payments, your Contract switches to the Payout Phase.

The Contract benefits from Tax Deferral. Tax Deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract.

You have 23 investment choices - the 22 Variable Options each of which invests in one of the Portfolios of Franklin Templeton Variable Insurance Products Trust and the Fixed Account of Preferred Life. The Contract is called a variable annuity because you can choose among 22 Variable Options and, depending upon market conditions, you can make or lose money in the Contract based on the investment performance of the Portfolios of Franklin Templeton Variable Insurance Products Trust. The Portfolios are designed to offer a better return than the Fixed Account. However, this is not guaranteed. If you select the variable annuity portion of the Contract, the amount of money you are able to accumulate in your Contract during the Accumulation Phase depends in large part upon the investment performance of the Portfolio(s) you select. The amount of the Annuity Payments you receive during the Payout Phase from the variable annuity portion of the Contract also depends in large part upon the investment performance of the Portfolios you select for the Payout Phase.

The Contract also contains a Fixed Account. The Fixed Account offers an interest rate that is guaranteed by Preferred Life for all deposits you make within a twelve month period. Your initial interest rate is set on the date when your money is invested in the Fixed Account and remains effective for one year. Initial interest rates are declared monthly. Preferred Life guarantees that the interest credited to the Fixed Account will not be less than 3% per year. If you select the Fixed Account, your money will be placed with the other general assets of Preferred Life. Preferred Life may change the terms of the Fixed Account in the future - please contact Preferred Life for the most current terms.

If you select the Fixed Account, the amount of money you are able to accumulate in your Contract during the Accumulation Phase depends upon the total interest credited to your Contract.

We will not make any changes to your Contract without your permission except as may be required by law.

Owner

The Contract is a group variable deferred annuity contract with a Fixed Account option. The group contract is issued to a contract holder, for the benefit of the participants in the group. You are a participant in the group and will receive a certificate evidencing your ownership. You, as the owner of the certificate, have all the rights and privileges of ownership. As used in this prospectus, the term Contract refers to your certificate.

The Owner is as designated at the time the Contract is issued, unless changed. You may change Owners at any time. This may be a taxable event. You should consult with your tax adviser before doing this.

Joint Owner

The Contract can be owned by Joint Owners. Upon the death of either Joint Owner, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation at the time the Contract was issued or as may have been later changed will be treated as a contingent Beneficiary unless otherwise indicated.

Annuitant

The Annuitant is the natural person on whose life we base Annuity Payments. You name an Annuitant. You may change the Annuitant at any time before the Income Date unless the Contract is owned by a non-individual (for example, a corporation).

Beneficiary

The Beneficiary is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the Contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary or contingent Beneficiary.

Assignment

You can assign the Contract at any time during your lifetime. Preferred Life will not be bound by the assignment until it receives the written notice of the assignment. Preferred Life will not be liable for any payment or other action we take in accordance with the Contract before we receive notice of the assignment. Any assignment made after the death benefit has become payable can only be done with our consent. An assignment may be a taxable event.

If the Contract is issued pursuant to a Qualified plan, you may be unable to assign the Contract.

2.   ANNUITY PAYMENTS (THE PAYOUT PHASE)

You can receive regular monthly income payments under your Contract. You can choose the month and year in which those payments begin. We call that date the Income Date. Your Income Date must be the first day of a calendar month and must be at least 2 years after you buy the Contract. You can also choose among income plans. We call those Annuity Options.

We ask you to choose your Income Date when you purchase the Contract. You can change it at any time before the Income Date with 30 days notice to us. Annuity Payments must begin by the Annuitant's 90th birthday. This limitation may not apply when the Contract is issued to a charitable remainder trust. You (or someone you designate) will receive the Annuity Payments. You will receive tax reporting on those payments. If you do not choose an Annuity Option prior to the Income Date, we will assume that you selected Option 2 which provides a life annuity with 5 years of monthly payments guaranteed .

You may elect to receive your Annuity Payments as a variable payout, a fixed payout, or a combination of both. Under a fixed payout, all of the Annuity Payments will be the same dollar amount (equal installments). If you choose a variable payout, you can select from the available Variable Options. If you do not tell us otherwise, your Annuity Payments will be based on the investment allocations that were in place on the Income Date.

If you choose to have any portion of your Annuity Payments based on the investment performance of the Variable Option(s), the dollar amount of your payments will depend upon three things:

     1)   the value of your  Contract in the  Variable  Option(s)  on the Income
          Date,

     2) the assumed investment rate (AIR) used in the annuity table for the Contract, and

     3)   the performance of the Variable Option(s) you selected.

You can choose a 3% or 5% AIR. If the actual performance exceeds the AIR you select, your Annuity Payments will increase. Similarly, if the actual rate is less than the AIR you select, your Annuity Payments will decrease.

Annuity Options

You can choose one of the following Annuity Options or any other Annuity Option you want and that Preferred Life agrees to provide. After Annuity Payments begin, you cannot change the Annuity Option.

Option 1. Life Annuity. Under this option, we will make monthly Annuity Payments so long as the Annuitant is alive. After the Annuitant dies, we stop making Annuity Payments.

Option 2. Life Annuity with 5, 10, 15 or 20 Years of Monthly Payments Guaranteed. Under this option, we will make monthly Annuity Payments so long as the Annuitant is alive. However, if the Annuitant dies before the end of the selected guaranteed period, we will continue to make Annuity Payments to you or any person you designate for the rest of the guaranteed period. If you do not want to receive Annuity Payments after the Annuitant's death, you can ask us for a single lump sum.

Option 3. Joint and Last Survivor Annuity. Under this option, we will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. When the Annuitant dies, if the joint Annuitant is still alive, we will continue to make Annuity Payments, so long as the joint Annuitant continues to live. The amount of the Annuity Payments we will make to you can be equal to 100%, 75% or 50% of the amount that was being paid when both Annuitants were alive. The monthly Annuity Payments will end when the last surviving Annuitant dies.

Option 4. Joint and Last Survivor Annuity with 5, 10, 15 or 20 Years of Monthly Payments Guaranteed. Under this option, we will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. When the Annuitant dies, if the joint Annuitant is still alive, we will continue to make Annuity Payments, so long as the surviving Annuitant continues to live, at 100% of the amount that was being paid when both were alive. If, when the last death occurs, we have made Annuity Payments for less than the selected guaranteed period, we will continue to make Annuity Payments to you or any person you designate for the rest of the guaranteed period. If you do not want to receive Annuity Payments after the Annuitant's death, you can ask us for a single lump sum.

Option 5. Refund Life Annuity. Under this option, we will make monthly Annuity Payments during the Annuitant's lifetime. The last Annuity Payment will be made before the Annuitant dies and if the value of the Annuity Payments made is less than the value applied to the Annuity Option, then you will receive a refund as set forth in the Contract.

3.   PURCHASE

Purchase Payments

A Purchase Payment is the money you invest in the Contract. The minimum payment Preferred Life will accept is $25,000. The maximum amount we will accept without our prior approval is $1 million. You can make additional Purchase Payments of $250 or more (or as low as $100 if you have selected the Automatic Investment
Plan). Preferred Life may, at its sole discretion, waive the minimum payment requirements. We reserve the right to decline any Purchase Payment. At the time you buy the Contract, you and the Annuitant cannot be older than 85 years old. This product is not designed for professional market timing organizations, other entities, or persons using programmed, large or frequent transfers.

Automatic Investment Plan

The Automatic Investment Plan (AIP) is a program which allows you to make additional Purchase Payments to your Contract on a monthly or quarterly basis by electronic transfer of monies from your savings or checking account. You may participate in this program by completing the appropriate form. We must receive your form by the first of the month in order for AIP to begin that same month. Investments will take place on the 20th of the month, or the next business day. The minimum investment that can be made by AIP is $100. You may stop AIP at any time you want. We need to be notified by the first of the month in order to stop or change AIP that month. If AIP is used for a Qualified Contract, you should consult your tax adviser for advice regarding maximum contributions.

Allocation of Purchase Payments

When you purchase a Contract, we will allocate your Purchase Payment to the Fixed Account and/or one or more of the Variable Options you have selected. We ask that you allocate your money in either whole percentages or round dollars. Transfers do not change the allocation instructions for payments. You can instruct us how to allocate additional Purchase Payments you make. If you do not instruct us, we will allocate them in the same way as your previous instructions to us. You may change the allocation of future payments without fee, penalty or other charge upon written notice or telephone instructions to the Valuemark Service Center. A change will be effective for payments received on or after we receive your notice or instructions. Preferred Life reserves the right to limit the number of Variable Options that you may invest in at one time. Currently, you may invest in up to 10 investment choices at any one time (which includes any of the 22 Variable Options which invest in the Portfolios of Franklin Templeton Variable Insurance Products Trust listed in Section 4 and the Preferred Life Fixed Account). We may change this in the future. However, we will always allow you to invest in at least five Variable Options.

Once we receive your Purchase Payment and the necessary information we will issue your Contract and allocate your first Purchase Payment within 2 business days. If you do not give us all of the information we need, we will contact you or your registered representative to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we will credit these amounts to your Contract within one business day. Our business day closes when the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern time.

Free Look

If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it. You will receive back whatever your Contract is worth on the day we receive your request. If you have purchased the Contract as an IRA, we are required to refund your Purchase Payment if you decide to cancel your Contract within 10 days after receiving it. If that is the case, we reserve the right to allocate your initial Purchase Payment in the Money Market Fund for 15 days after we receive your first Purchase Payment. At the end of that period, we will re-allocate your money as you selected. Currently, however, we will directly allocate your money to the Variable Options and/or the Fixed Account as you have selected.

Accumulation Units

The value of the portion of your Contract allocated to the Variable Options will go up or down based upon the investment performance of the Variable Options you choose. The value of your Contract will also depend on the expenses of the Contract. In order to keep track of the value of your Contract, we use a measurement called an Accumulation Unit (which is like a share of a mutual fund). During the Payout Phase of the Contract we call it an Annuity Unit.

Every business day we determine the value of an Accumulation Unit for each Variable Option by multiplying the Accumulation Unit value for the previous period by a factor for the current period. The factor is determined by:

     1. dividing the value of a Portfolio at the end of the current period by the value of a Portfolio for the previous period; and

     2. multiplying it by one minus the daily amount of the insurance charges and any charges for taxes.

The value of an Accumulation Unit may go up or down from day to day.

When you make a Purchase Payment, we credit your Contract with Accumulation Units for any portion of your Purchase Payment allocated to a Variable Option. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to a Variable Option by the value of the corresponding Accumulation Unit.

We calculate the value of each Accumulation Unit after the New York Stock Exchange closes each day and then credit your Contract.

Example:

On Wednesday we receive an additional Purchase Payment of $3,000 from you. You have told us you want this to go to the Growth and Income Fund. When the New York Stock Exchange closes on that Wednesday, we determine that the value of an Accumulation Unit based on an investment in the Growth and Income Fund is $12.50. We then divide $3,000 by $12.50 and credit your Contract on Wednesday night with 240 Accumulation Units.

4.   INVESTMENT OPTIONS

The Contract offers Variable Options, which invest in Class 2 shares of 22 Portfolios of Franklin Templeton Variable Insurance Products Trust. The Contract also offers a Fixed Account of Preferred Life. Additional Portfolios may be available in the future.

You should read the Franklin Templeton Variable Insurance Products Trust prospectus (which is attached to this prospectus) carefully before investing.

Franklin Templeton Variable Insurance Products Trust (Trust) (formerly Franklin Valuemark Funds) is the mutual fund underlying your Contract. Each Portfolio has its own investment objective. The Trust issues two classes of shares which are described in the accompanying Trust prospectus. Only Class 2 shares are available in connection with the Franklin Valuemark Charter Variable Annuity Contract. Class 2 shares have Rule 12b-1 Plan expenses. Investment managers for each Portfolio are listed in the table below and are as follows: Franklin Advisers, Inc. (FA), Franklin Advisory Services, LLC (FAS), Franklin Mutual
Advisers, LLC (FMA), Templeton Asset Management Ltd. (TAM), Templeton Global Advisors Limited (TGA), and Templeton Investment Counsel, Inc. (TIC). Certain managers have retained one or more affiliated subadvisers to help them manage the Portfolios.

The following is a list of the Portfolios available under the Contract:

                                                             Investment
Available Portfolios                                          Managers
--------------------                                          --------

PORTFOLIO SEEKING CAPITAL
PRESERVATION AND INCOME
Money Market Fund                                                FA

PORTFOLIOS SEEKING INCOME
High Income Fund                                                 FA
Templeton Global Income Securities Fund                          FA
U.S. Government Securities Fund                                  FA

PORTFOLIOS SEEKING GROWTH
AND INCOME
Global Utilities Securities Fund                                 FA
Growth and Income Fund                                           FA
Income Securities Fund                                           FA
Mutual Shares Securities Fund                                   FMA
Real Estate Securities Fund                                      FA
Rising Dividends Fund                                           FAS
Templeton Global Asset Allocation Fund                          TGA
Value Securities Fund                                           FAS

PORTFOLIOS SEEKING CAPITAL GROWTH
Capital Growth Fund                                              FA
Global Health Care Securities Fund                               FA
Mutual Discovery Securities Fund                                FMA
Natural Resources Securities Fund                                FA
Small Cap Fund                                                   FA
Templeton Developing Markets
 Equity Fund                                                    TAM
Templeton Global Growth Fund                                    TGA
Templeton International Equity Fund                              FA
Templeton International Smaller
 Companies Fund                                                 TIC
Templeton Pacific Growth Fund                                    FA

Franklin Templeton Variable Insurance Products Trust serves as the underlying mutual fund for variable life insurance policies offered by Allianz Life and other variable annuity contracts offered by Preferred Life and its affiliates. Franklin Templeton Variable Insurance Products Trust does not believe that offering its shares in this manner will be disadvantageous to you.

Transfers

You can transfer money among the 22 Variable Options and/or the Fixed Account. Preferred Life currently allows you to make as many transfers as you want to each year. Preferred Life may change this practice in the future. However, this product is not designed for professional market timing organizations or other persons using programmed, large, or frequent transfers. Such activity may be disruptive to a Portfolio. We reserve the right to reject any specific Purchase Payment allocation or transfer request from any person, if in the Portfolio managers' judgment, a Portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or would otherwise potentially be adversely affected.

The following applies to any transfer:

     1. You are permitted 12 free transfers a year. After that, Preferred Life deducts a transfer fee.

     2. The minimum amount which you can transfer is $1,000 or your entire value in the Variable Option or Fixed Account, if less. This requirement is waived if the transfer is in connection with the Dollar Cost Averaging Program or Flexible Rebalancing (which are described below).

     3.   We may not allow you to make transfers during the free look period.

     4.   Your request for a transfer must clearly state:

          * which Variable Option(s) or the Fixed Account is involved in the transfer; and

          *    how much the transfer is for.

     5. You cannot make any transfers within 7 calendar days prior to the date your first Annuity Payment is due.

     6. During the Payout Phase, you may not make a transfer from a fixed Annuity Option to a variable Annuity Option.

     7. During the Payout Phase, you can make at least one transfer from a variable Annuity Option to a fixed Annuity Option.

Preferred Life has reserved the right to modify the transfer provisions subject to the guarantees described above and subject to applicable state law. In addition, Preferred Life has the right to establish policies that may limit or discourage excessive trading that may be disruptive to a Portfolio.

You can make transfers by telephone. We may allow you to authorize someone else to make transfers by telephone on your behalf. If you own the Contract with a Joint Owner, unless Preferred Life is instructed otherwise, Preferred Life will accept instructions from either one of you. Preferred Life will use reasonable procedures to confirm that instructions given to it by telephone are genuine. If Preferred Life does not use such procedures, it may be liable for any losses due to unauthorized or fraudulent instructions. Preferred Life tape records all telephone instructions.

Dollar Cost Averaging Program

The Dollar Cost Averaging Program allows you to systematically transfer a set amount of money each month or quarter from any one Variable Option or the Fixed Account to up to eight of the other Variable Options. The Variable Option(s) you transfer from may not be the Variable Option(s) you transfer to in this program. By allocating amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You may only participate in this program during the Accumulation Phase.

Dollar Cost Averaging requires a $3,000 minimum investment and participation for at least six months (or two quarters). All Dollar Cost Averaging transfers will be made on the 10th day of the month unless that day is not a business day. If it is not, then the transfer will be made the next business day. You may elect this program by properly completing the Dollar Cost Averaging form provided by Preferred Life.

Your participation in the program will end when any of the following occurs:

     *    the number of desired transfers have been made;

     * you do not have enough money in the Variable Option(s) or the Fixed Account to make the transfer (if less money is available, that amount will be transferred under the program and the program will end);

     * you request to terminate the program (your request must be received by us by the first of the month to terminate that month); or

     *    the Contract is terminated.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee. You may not participate in the Dollar Cost Averaging Program and Flexible Rebalancing at the same time.

Flexible Rebalancing

Once your money has been invested, the performance of the Portfolios may cause your chosen allocation to shift. Flexible Rebalancing is designed to help you maintain your specified allocation mix among the different Variable Options. You can direct us to readjust your Contract value on a quarterly, semi-annual or annual basis to return to your original Variable Option allocations. Flexible Rebalancing transfers will be made on the 20th day of the month unless that day is not a business day. If it is not, then the transfer will be made on the previous day. If you participate in Flexible Rebalancing, the transfers made under the program are not taken into account in determining any transfer fee. The Fixed Account is not permitted to be part of Flexible Rebalancing.

Financial Advisers - Asset Allocation Programs

Preferred Life understands the importance of advice from a financial adviser regarding your investments in the Contract (asset allocation program). Certain investment advisers have made arrangements with us to make their services available to you. Preferred Life has not made any independent investigation of these advisers and is not endorsing such programs. You may be required to enter into an advisory agreement with your investment adviser to have the fees paid out of your Contract during the Accumulation Phase.

Preferred Life will, pursuant to an agreement with you, make a partial withdrawal from the value of your Contract to pay for the services of the investment adviser. If the Contract is Non-Qualified, the withdrawal will be treated like any other distribution and may be included in gross income for federal tax purposes and, if you are under age 59 1/2, may be subject to a tax penalty. If the Contract is Qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. You should consult a tax adviser regarding the tax treatment of the payment of investment adviser fees from your Contract.

Voting Privileges

Preferred Life is the legal owner of the Trust's Class 2 Portfolio shares. However, when a Portfolio solicits proxies in conjunction with a shareholder vote which affects your investment, Preferred Life will obtain from you and other affected Contract Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Preferred Life owns on its own behalf. Should Preferred Life determine that it is no longer required to comply with the above, we will vote the shares in our own right.

Substitution

Preferred Life may substitute one of the Variable Options you have selected with another Variable Option. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intention to do this. We may also limit further investment in a Variable Option if we deem the investment inappropriate.

5.   EXPENSES

There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are:

Insurance Charges

Each day, Preferred Life makes a deduction for its insurance charges. Preferred Life does this as part of its calculation of the value of the Accumulation Units and the Annuity Units. The insurance charge has two parts: 1) the mortality and expense risk charge, and 2) the administrative charge.

     Mortality and Expense Risk Charge. The amount of the Mortality and Expense Risk Charge for your Contract depends upon the death benefit option you select when you buy the Contract. If you choose the traditional death benefit option, this charge is equal, on an annual basis, to 1.00% of the average daily value of the Contract invested in a Variable Option, after the deduction of expenses. If you choose the enhanced death benefit option, this charge is equal, on an annual basis, to 1.20% of the average daily value of the Contract invested in a Variable Option, after the deduction of expenses. This charge compensates us for all the insurance benefits provided by your Contract (for example, our contractual obligation to make Annuity Payments, the death benefits, certain expenses related to the Contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract).

     Administrative Charge. This charge is equal, on an annual basis, to .15% of the average daily value of the Contract invested in a Variable Option, after the deduction of expenses. This charge, together with the contract maintenance charge (which is explained below), is for all the expenses associated with the administration of the Contract. Some of these expenses include: preparation of the Contract, confirmations, annual statements, maintenance of Contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs.

Contract Maintenance Charge

Every year, at each Contract anniversary, Preferred Life deducts $40 from your Contract as a contract maintenance charge. This charge is for administrative expenses (see above). This charge can not be increased.

However, during the Accumulation Phase, if the value of your Contract is at least $100,000 when the deduction for the charge is to be made, Preferred Life will not deduct this charge. If you own more than one Franklin Valuemark Charter Contract, Preferred Life will determine the total value of all your Franklin Valuemark Charter Contracts. If the total value of all Franklin Valuemark Charter Contracts registered under the same social security number is at least $100,000, Preferred Life will not assess the contract maintenance charge. If the Contract is owned by a non-natural person (e.g., a corporation), Preferred Life will look to the Annuitant to determine if it will assess the charge.

If you make a complete withdrawal from your Contract, the contract maintenance charge will also be deducted. During the Payout Phase, the charge will be collected monthly out of each Annuity Payment.

Transfer Fee

You can make 12 free transfers every year. We measure a year from the day we issue your Contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred, whichever is less, for each additional transfer. Preferred Life will deduct the transfer fee from the Variable Option or the Fixed Account from which the transfer is made. If you transfer the entire amount in the Variable Option or Fixed Account, then we will deduct the transfer fee from the amount transferred. If you make a transfer from more than one account, the fee will be deducted pro rata from each account if less than the entire amount in the account is transferred.

If the transfer is part of the Dollar Cost Averaging Program or Flexible Rebalancing, it will not count in determining the transfer fee.

Income Taxes

Preferred Life reserves the right to deduct from the Contract for any income taxes which it may incur because of the Contract. Currently, Preferred Life is not making any such deductions.

Portfolio Expenses

There are deductions from the assets of the various Portfolios for operating expenses (including management fees), which are described in the Fee Table in this prospectus and the accompanying prospectus for Franklin Templeton Variable Insurance Products Trust.

6.   TAXES

Note: Preferred Life has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice. You should consult your own tax adviser about your own circumstances. Preferred Life has included additional information regarding taxes in the Statement of Additional Information.

Annuity Contracts in General

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules provide that you will not be taxed on any earnings on the money held in your annuity Contract until you take the money out. This is referred to as Tax Deferral. There are different rules regarding how you will be taxed depending upon how you take the money out and the type of Contract - Qualified or Non-Qualified (see following sections).

You, as the Owner, will not be taxed on increases in the value of your Contract until a distribution occurs either as a withdrawal or as Annuity Payments. When you make a withdrawal, you are taxed on the amount of the withdrawal that is earnings. For Annuity Payments, different rules apply. A portion of each Annuity Payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity Payments are expected to be made. Annuity Payments received after you have received all of your Purchase Payments are fully includible in income.

When a Non-Qualified Contract is owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person), the Contract will generally not be treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of Tax Deferral. Income may be taxed as ordinary income every year.

Qualified and Non-Qualified Contracts

If you purchase the Contract under a Qualified plan, your Contract is referred to as a Qualified Contract. Examples of Qualified plans are: Individual Retirement Annuities (IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts) and pension and profit-sharing plans, which include 401(k) plans and H.R. 10 plans. If you do not purchase the Contract under a Qualified plan, your Contract is referred to as a Non-Qualified Contract.

Multiple Contracts

The Code provides that multiple Non-Qualified annuity contracts which are issued within a calendar year period to the same Owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, Contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. You should consult a tax adviser prior to purchasing more than one Non-Qualified annuity contract in any calendar year period.

Withdrawals - Non-Qualified Contracts

If you make a withdrawal from your Contract, the Code treats such a withdrawal as first coming from earnings and then from your Purchase Payments. In most cases, such withdrawn earnings are includible in income. The Code also provides that any amount received under an annuity contract which is included in income may be subject to a tax penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

     *    paid on or after the taxpayer reaches age 59 1/2;

     *    paid after you die;

     * paid if the taxpayer becomes totally disabled (as that term is defined in the Code);

     * paid in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy;

     *    paid under an immediate annuity; or

     *    which come from purchase payments made prior to August 14, 1982.


Withdrawals - Qualified Contracts

The above information describing the taxation of Non-Qualified Contracts does not apply to Qualified Contracts. There are special rules that govern Qualified Contracts. A more complete discussion of withdrawals from Qualified Contracts is contained in the Statement of Additional Information.

Withdrawals - Tax-Sheltered Annuities

The Code limits the withdrawal of amounts attributable to Purchase Payments made pursuant to a salary reduction agreement made by Owners from Tax-Sheltered Annuities. Withdrawals can only be made when an Owner:

     *    reaches age 59 1/2;

     *    leaves his/her job;

     *    dies;

     *    becomes disabled (as that term is defined in the Code); or

     *    in the case of hardship.

However, in the case of hardship, the Owner can only withdraw the Purchase Payments and not any earnings.

Diversification

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Preferred Life believes that the Portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Preferred Life, would be considered the owner of the shares of the Portfolios. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the Contract. It is unknown to what extent under federal tax law Owners are permitted to select Portfolios, to make transfers among the Portfolios or the number and type of Portfolios Owners may select from without being considered the owner of the shares. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Contract, could be treated as the owner of the Portfolios.

Due to the uncertainty in this area, Preferred Life reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

7.   ACCESS TO YOUR MONEY

You can have access to the money in your Contract:

     *    by making a withdrawal (either a partial or a total withdrawal);

     *    by receiving Annuity Payments; or

     *    when a death benefit is paid to your Beneficiary.

Withdrawals can only be made during the Accumulation Phase.

When you make a complete withdrawal you will receive the value of the Contract on the day you made the withdrawal

     *    less any premium tax, and

     *    less any contract maintenance charge.

Any partial withdrawal must be for at least $500 and, unless you instruct Preferred Life otherwise, will be made pro-rata from all the Variable Options and the Fixed Account you selected. Preferred Life requires that after you make a partial withdrawal the value of your Contract must be at least $5,000.

We will pay the amount of any withdrawal from the Variable  Options within seven
(7) days of when we receive your request in good order unless the Suspension of Payments or Transfers provision is in effect (see below).

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.

There are limits to the amount you can withdraw from a Qualified plan referred to as a 403(b) plan. For a more complete explanation see Section 6 - "Taxes" and the discussion in the SAI.

Systematic Withdrawal Program

Preferred Life offers a program which provides automatic monthly or quarterly payments to you each year. All systematic withdrawals will be made on the 9th day of the month unless that day is not a business day. If it is not, then the surrender will be made the previous business day.

Income taxes, tax penalties and certain restrictions may apply to systematic withdrawals.

Minimum Distribution Program

If you own a Contract that is an Individual Retirement Annuity (IRA), you may select the Minimum Distribution Program. Under this program, Preferred Life will make payments to you from your Contract that are designed to meet the applicable minimum distribution requirements imposed by the Code for IRAs. If the value of your Contract is at least $25,000, Preferred Life will make payments to you on a monthly or quarterly basis.

You cannot participate in the Systematic Withdrawal Program and the Minimum Distribution Program in the same Contract year.

Suspension of Payments or Transfers

Preferred Life may be required to suspend or postpone payments for withdrawals or transfers for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2.   trading on the New York Stock Exchange is restricted;

     3.   an  emergency  exists as a result of which  disposal of the  Portfolio
          shares  is  not  reasonably   practicable  or  Preferred  Life  cannot
          reasonably value the Portfolio shares;

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Owners.

Preferred Life has reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for the period permitted by law but not for more than six months.

8.   PERFORMANCE

Preferred Life periodically advertises performance of the Variable Options. Preferred Life will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the insurance charges and the Portfolio expenses. It may not reflect the deduction of any applicable contract maintenance charge. The deduction of any applicable contract maintenance charge would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include average annual total return figures which reflect the deduction of the insurance charges, contract maintenance charge and the expenses of the Portfolios. Preferred Life may also advertise cumulative total return information. Cumulative total return is determined the same way except that the results are not annualized. Performance information for the underlying Portfolios may also be advertised; see the Franklin Templeton Variable Insurance Products Trust prospectus for more information.

Certain Portfolios have been in existence for some time and have investment performance history. However, the Contracts are new. In order to demonstrate how the historical investment experience of the Portfolios may affect your Accumulation Unit values, Preferred Life has prepared performance information which can be found in the SAI. There is performance shown which is based on the historical performance of the Portfolios' Class 1 shares, modified to reflect the current charges and expenses of your Contract as if the Contract had been in existence for the time periods shown. Class 2 shares are relatively new (since January 6, 1999) and currently have Rule 12b-1 plan expenses of .25% per year which will affect future performance. Prior to July 1, 1999, Class 2 shares had Rule 12b-1 plan expenses of .30% per year. The information is based upon the historical experience of the Portfolios' Class 1 shares and does not represent past performance or predict future performance.

Preferred Life may in the future also advertise yield information. If it does, it will provide you with information regarding how yield is calculated. More detailed information regarding how performance is calculated is found in the SAI.

Any performance advertised will be based on historical data and does not guarantee future results of the Portfolios.

9.   DEATH BENEFIT

Upon Your Death

If you die during the Accumulation Phase, Preferred Life will pay a death benefit to your Beneficiary (see below). No death benefit is paid if you die during the Payout Phase.

The amount of the death benefit depends upon which death benefit option you select. You must choose a death benefit option (traditional death benefit or enhanced death benefit) when you purchase the Contract. Once selected, you cannot change the death benefit option. The Mortality and Expense Risk Charge for Contracts with the enhanced death benefit option is higher than for Contracts with the traditional death benefit option.

If you select the traditional death benefit option, the amount of the death benefit will be the greater of:

     (1)  the value of your Contract; or

     (2) the guaranteed death benefit which is equal to any payments you have made, less any withdrawals.

If you select the enhanced death benefit option, the amount of the death benefit will be the greater of:

     (1) the value of your Contract, determined at the end of the business day when Preferred Life receives proof of death and an election of the payment method; or

     (2)  the "guaranteed minimum death benefit."

The "guaranteed minimum death benefit" is the greater of:

     (a)  the sum of all payments you have made, less any withdrawals; or

     (b) the greatest value of your Contract Anniversaries prior to your 86th birthday (your Contract Anniversaries equal the value of your Contract on a Contract anniversary, increased by the amount of any payments you have made since that anniversary, less the amount of any withdrawals you have made since that anniversary).

Preferred Life determines the amount of the death benefit as of the end of the business day during which it receives both proof of death and an election for the payment method. When the guaranteed minimum death benefit is the amount payable, the Contract value will automatically be increased to the guaranteed minimum death benefit regardless of which payment option is elected. When the Beneficiary elects an option other than a lump sum payment, the death benefit amount will remain in the Variable Option and/or the Fixed Account until distribution begins. From the time Preferred Life determines the death benefit until the time it makes a complete distribution, any amounts in the Variable Options will be subject to investment risk which will be borne by the Beneficiary.

If you have a Joint Owner, the age of the oldest Contract Owner will be used to determine the guaranteed minimum death benefit. The guaranteed minimum death benefit will be reduced by any amounts withdrawn after the date of death. If the Contract is owned by a non-natural person, then all references to you mean the Annuitant.

The death benefits described above may not be available until approved by the New York Insurance Department. In addition, only one of the options may be approved. If neither death benefit is available, the death benefit will be equal to the value of your Contract on the close of the business day that Preferred Life receives proof of the death and payment instructions.

In the case of Joint Owners, if a Joint Owner dies, the surviving Joint Owner will be considered the Beneficiary.

A Beneficiary may request that the death benefit be paid in one of the following ways: (1) payment of the entire death benefit within 5 years of the date of death; or (2) payment of the death benefit under an Annuity Option. The death benefit payable under an Annuity Option must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payment must begin within one year of the date of death. If the Beneficiary is the spouse of the Owner, he/she can choose to continue the Contract in his/her own name at the then current value, or if greater, the death benefit value. If a lump sum payment is elected and all the necessary requirements, including any required tax consent from some states, are met, the payment will be made within 7 days. Payment of the death benefit may be delayed pending receipt of any applicable tax consents and/or forms from the state of New York.

If you (or any Joint Owner) die during the Payout Phase and you are not the Annuitant, any payments which are remaining under the Annuity Option selected will continue at least as rapidly as they were being paid at your death. If you die during the Payout Phase, the Beneficiary becomes the Owner.

Death of Annuitant

If the Annuitant, who is not an Owner or Joint Owner, dies during the Accumulation Phase, you can name a new Annuitant. If a new Annuitant is not named within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Owner is a non-natural person (e.g., a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies after Annuity Payments have begun, the remaining amounts payable, if any, will be as provided for in the Annuity Option selected. The remaining amounts payable will be paid to the Owner at least as rapidly as they were being paid at the Annuitant's death.

10.  OTHER INFORMATION

Preferred Life

Preferred Life Insurance Company of New York (Preferred Life) is a stock life insurance company organized under the laws of the state of New York. Preferred Life is a wholly-owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life). Allianz Life is headquartered in Minneapolis, Minnesota. Preferred Life is authorized to do direct business in six states, including New York. Preferred Life offers group life, group accident and health insurance and variable annuity products.

Year 2000 Matters

Preferred Life has initiated programs to ensure that all of the computer systems utilized to provide services and administer policies will function properly in the year 2000. An assessment of the total expected costs specifically related to the year 2000 conversion has been completed; the total amounts to be expensed are not expected to have a significant effect on Preferred Life's financial position or results of operations. Preferred Life believes it has taken steps that are reasonably designed to address the potential failure of computer systems used by its service providers and to ensure its year 2000 program is completed on a timely basis. There can be no assurance, however, that the steps taken by Preferred Life will be adequate.

The Separate Account

Preferred Life established a separate account, Preferred Life Variable Account C (Separate Account), to hold the assets that underlie the Contracts, except assets allocated to the Fixed Account. The Board of Directors of Preferred Life adopted a resolution to establish the Separate Account under New York insurance law on February 26, 1988. Preferred Life has registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into Variable Options (also known as sub-accounts). Each Variable Option invests in one Class of shares of a Portfolio.

The assets of the Separate Account are held in Preferred Life's name on behalf of the Separate Account and legally belong to Preferred Life. However, those assets that underlie the variable Contracts are not chargeable with liabilities arising out of any other business Preferred Life may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Contracts and not against any other contracts Preferred Life may issue.


Distribution

NALAC Financial Plans, LLC (NFP), 1750 Hennepin Avenue, Minneapolis, MN 55403, acts as the distributor of the Contracts. NFP is affiliated with Preferred Life. NFP has subcontracted with Franklin Advisers, Inc. for it and/or certain of its affiliates to provide certain marketing support services and NFP compensates these entities for their services.

Commissions will be paid to broker-dealers who sell the Contracts. Broker-dealers will be paid commissions up to 2% of Purchase Payments and quarterly trail commissions at an annual rate of 1% beginning 13 months after the Contract is issued. In addition, Preferred Life and Franklin Advisers, Inc. and/or their affiliates may pay certain sellers for other services not directly related to the sale of the Contracts (such as special marketing support allowances). Commissions may be recovered from a broker-dealer if a surrender occurs within 12 months of a Purchase Payment.

Administration

Preferred Life has hired Delaware Valley Financial Services, Inc. (DVFS), 300 Berwyn Park, Berwyn, Pennsylvania, to perform certain administrative services regarding the Contracts. The administrative services include issuance of the Contracts and maintenance of Owner's records.

Financial statements

The financial statements of Preferred Life and the Separate Account have been included in the Statement of Additional Information.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Insurance Company
Experts
Legal Opinions
Distributor
Calculation of Performance Data
Federal Tax Status
Annuity Provisions
Mortality and Expense Risk Guarantee
Financial Statements




                       STATEMENT OF ADDITIONAL INFORMATION

                           FRANKLIN VALUEMARK CHARTER
             INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS
                                    issued by
                        PREFERRED LIFE VARIABLE ACCOUNT C
                                       and
                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK
                              ______________, 1999

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS, CALL OR WRITE THE INSURANCE COMPANY AT: 152 West 57th Street, 18th Floor, New York, NY 10019,
(800) 342-3863.

THIS  STATEMENT  OF  ADDITIONAL   INFORMATION   AND  THE  PROSPECTUS  ARE  DATED
___________, 1999, AND AS MAY BE AMENDED FROM TIME TO TIME.


Table of Contents

Contents                                                    Page
Insurance Company ...............................
Experts .................................................
Legal Opinions .....................................
Distributor ...........................................
Calculation of Performance Data .........
Federal Tax Status ..............................
Annuity Provisions ..............................
Mortality and Expense Risk Guarantee..
Financial Statements ............................




Insurance Company
--------------------------------------------------------------------------------
Information regarding Preferred Life Insurance Company of New York ("Insurance Company") is contained in the Prospectus.

The Insurance Company is rated A+ (Superior, Group Rating) by A.M. BEST, an independent analyst of the insurance industry. The financial strength of an insurance company may be relevant insofar as the ability of a company to make fixed annuity payments from its general account.

Experts
--------------------------------------------------------------------------------
The financial statements of Preferred Life Variable Account C and the financial statements of the Insurance Company as of and for the year ended December 31, 1998, included in this Statement of Additional Information have been audited by _________________, independent auditors, as indicated in their reports included in this Statement of Additional Information and are included herein in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing.

Legal Opinions
--------------------------------------------------------------------------------
Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contracts.

Distributor
--------------------------------------------------------------------------------
NALAC Financial Plans, LLC, an affiliate of the Insurance Company, acts as the distributor. The offering is on a continuous basis.

Calculation of Performance Data
--------------------------------------------------------------------------------

Total Return

From time to time, the Insurance Company may advertise the performance data for the Contract's accumulation unit values in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications. Such data will show the percentage change in the value of an accumulation unit based on the performance of a Portfolio over a stated period of time which is determined by dividing the increase (or decrease) in value for that unit by the accumulation unit value at the beginning of the period.

Any such performance data will include total return figures for the one, five, and ten year (or since inception) time periods indicated. Such total return figures will reflect the deduction of the Mortality and Expense Risk Charge, the Administrative Charge, the operating expenses of the underlying Portfolios' Class 2 shares and any applicable Contract Maintenance Charge ("Standardized Total Return"). For periods before January 6, 1999, when the Class 2 shares commenced operations, performance will be based on historical results of Class 1 shares. Performance after January 6, 1999 will reflect Class 2's higher annual fees and expenses resulting from its 12b-1 fees which are currently equal to
 .25% per year. Prior to July 1, 1999, the Class 2 Rule 12b-1 fees were .30% per year. Two sets of standardized total returns will be presented (one calculated with a 1.00% Mortality and Expense Risk Charge and the other with a 1.20% Mortality and Expense Risk Charge). The Contract Maintenance Charge deductions are calculated assuming a Contract is surrendered at the end of the reporting period.

The hypothetical value of a Contract purchased for the time periods described will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable Contract Maintenance Charges to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                          n
                                 P(1 + T)   = ERV

where:

          P    = a hypothetical initial payment of $1,000;

          T    = average annual total return;

          n    = number of years;

          ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the time periods used at the end of such time periods (or fractional portion thereof).

The Insurance Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of the Contract Maintenance Charge. The Insurance Company may also advertise cumulative and average total return information over different periods of time. The Company may also present performance information computed on a different basis ("Non-Standardized Total Return").

Cumulative total return is calculated in a similar manner, except that the results are not annualized. Each calculation assumes that no sales load is deducted from the initial $1,000 payment at the time it is allocated to the Portfolios and assumes that the income earned by the investment in the Portfolio is reinvested.

Owners should note that investment results will fluctuate over time, and any presentation of total return for any period should not be considered as a representation of what an investment may earn or what an Owner's total return may be in any future period.

Yield

The Money Market Sub-Account. The Insurance Company may advertise yield information for the Money Market Sub-Account. The Money Market Sub-Account's current yield may vary each day, depending upon, among other things, the average maturity of the underlying Portfolio's investment securities and changes in interest rates, operating expenses, the deduction of the Mortality and Expense Risk Charge, the Administrative Charge, the Contract Maintenance Charge and the expenses of the underlying Portfolios' Class 2 shares and, in certain instances, the value of the underlying Portfolio's investment securities. The fact that the Portfolio's current yield will fluctuate and that the principal is not guaranteed should be taken into consideration when using the Portfolio's current yield as a basis for comparison with savings accounts or other fixed-yield investments. The yield at any particular time is not indicative of what the yield may be at any other time.

The Money Market Sub-Account's current yield will be computed on a base period return of a hypothetical Contract having a beginning balance of one accumulation unit for a particular period of time (generally seven days). The return will be determined by dividing the net change (exclusive of any capital changes) in such accumulation unit by its beginning value, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change will reflect the value of additional shares purchased with the dividends paid by the Portfolio, and the deduction of the Mortality and Expense Risk Charge, the Administrative Charge and Contract Maintenance Charge. The effective yield will reflect the effects of compounding and represents an annualization of the current return with all dividends reinvested. (Effective Yield = [(Base Period Return +
1)365/7] - 1.)

For the seven-day period ending on _______, the Money Market Sub-Account had a current yield of ____% and an effective yield of _____% for contracts with the traditional death benefit and a current yield of ____% and an effective yield of _____ for contracts with the enhanced death benefit. The yield information assumes that the Sub-Account was invested in the Money Market Fund for the time period shown.

Other Sub-Accounts. The Insurance Company may also quote yield in sales literature, advertisements, personalized hypothetical illustrations, and Owner communications for the other Sub-Accounts. Each Sub-Account (other than the Money Market Sub-Account) will publish standardized total return information with any quotation of current yield.

The yield computation is determined by dividing the net investment income per accumulation unit earned during the period (minus the deduction for the Mortality and Expense Risk Charge, Administrative Charge and Contract Maintenance Charge) by the accumulation unit value on the last day of the period and annualizing the resulting figure, according to the following formula:

                                                 6
                          Yield = 2 [((a-b) + 1)  - 1]
                                      -----
                                       cd
where:

          a = net investment income earned during the period by the Portfolio attributable to shares owned by the Sub-Account;

          b = expenses accrued for the period (net of reimbursements, if applicable);

          c = the average daily number of accumulation units outstanding during the period;

          d = the maximum offering price per accumulation unit on the last day of the period.

The above formula will be used in calculating quotations of yield, based on specified 30-day periods (or one month) identified in the sales literature, advertisement, or communication. Yield calculations assume no sales load. The Insurance Company does not currently advertise yield information for any Portfolio (other than the Money Market Fund).

Performance Ranking

Total return may be compared to relevant indices, including U.S. domestic and international indices and data from Lipper Analytical Services, Inc., Standard & Poor's Indices, or VARDS(R). From time to time, evaluation of performance by independent sources may also be used.

Performance Information

The Portfolios of Franklin Templeton Variable Insurance Products Trust have been in existence for some time and have investment performance history. In order to show how investment performance of the Portfolios affects accumulation unit values, the following performance information was developed.

The charts below show accumulation unit performance which assume that the accumulation units were invested in each of the Portfolios for the same periods. Because the Portfolios' Class 2 shares (in which the Contract invests) are relatively new (since January 6, 1999), the performance below is based on the historical performance of the Portfolios' Class 1 shares. Class 2 shares have Rule 12b-1 plan expenses currently equal to .25% per year, which will affect future performance. Prior to July 1, 1999, the Class 2 shares had Rule 12b-1 plan expenses of .30% per year. The performance figures in Chart I represent performance figures for the accumulation units which reflect the deduction of the Mortality and Expense Risk Charge of 1.00% (for Contracts with the traditional death benefit option), the Administrative Charge, and the operating expenses of the Portfolios. Chart II presents performance figures for the accumulation units which are identical to Chart I except the Mortality and Expense Risk Charge is calculated as 1.20% (for Contracts with the enhanced death benefit option). Chart III represents performance figures for the accumulation units which reflects the Mortality and Expense Risk Charge (of
1.00%), the Administrative Charge, the Contract Maintenance Charge and the operating expenses of the Portfolios. Chart IV presents performance figures for the accumulation units which are identical to Chart III except the Mortality and Expense Risk Charge is calculated as 1.20%. Past performance does not guarantee future results.

Total Return for the periods ended ______________:

Chart I - Contracts with traditional death benefit
(reflects mortality and expense risk charge, administrative charge and portfolio expenses.)

                               Portfolio
                               Inception                                                           Since
Variable Option                Date            One Year        Three Years       Five Years        Inception
------------------------------------------------------------------------------------------------------------------
Capital Growth
Global Health Care Securities
Global Utilities Securities
Growth and Income
High Income
Income Securities
Money Market+
Mutual Discovery Securities
Mutual Shares Securities
Natural Resources Securities
Real Estate Securities
Rising Dividends
Small Cap
Templeton Developing Markets Equity
Templeton Global Asset Allocation
Templeton Global Growth
Templeton Global Income Securities
Templeton International Equity
Templeton International Smaller Companies
Templeton Pacific Growth
U.S. Government Securities
Value Securities

+ Calculated with waiver of fees.


Chart II - Contracts with enhanced death benefit
(reflects mortality and expense risk charge, administrative charge and portfolio expenses.)

                              Portfolio
                              Inception                                                    Since
Variable Option               Date        One Year        Three Years       Five Years     Inception
------------------------------------------------------------------------------------------------------------------
Capital Growth
Global Health Care Securities
Global Utilities Securities
Growth and Income
High Income
Income Securities
Money Market+
Mutual Discovery Securities
Mutual Shares Securities
Natural Resources Securities
Real Estate Securities
Rising Dividends
Small Cap
Templeton Developing Markets Equity
Templeton Global Asset Allocation
Templeton Global Growth
Templeton Global Income Securities
Templeton International Equity
Templeton International Smaller Companies
Templeton Pacific Growth
U.S. Government Securities
Value Securities

+ Calculated with waiver of fees.

Chart III - Contracts with traditional death benefit
(reflects mortality and expense risk charge, administrative charge, contract maintenance charge and portfolio expenses.)


                                    Portfolio
                                    Inception                                                     Since
Variable Option                        Date      One Year      Three Years     Five Years       Inception
 ------------------------------------------------------------------------------------------------------------------
Capital Growth
Global Health Care Securities
Global Utilities Securities
Growth and Income
High Income
Income Securities
Money Market+
Mutual Discovery Securities
Mutual Shares Securities
Natural Resources Securities
Real Estate Securities
Rising Dividends
Small Cap
Templeton Developing Markets Equity
Templeton Global Asset Allocation
Templeton Global Growth
Templeton Global Income Securities
Templeton International Equity
Templeton International Smaller Companies
Templeton Pacific Growth
U.S. Government Securities
Value Securities

+ Calculated with waiver of fees.

Chart IV - Contracts with enhanced death benefit
(reflects mortality and expense risk charge, administrative charge, contract maintenance charge and portfolio expenses.)

                                    Portfolio
                                    Inception                                                     Since
Variable Option                       Date         One Year      Three Years      Five Years     Inception
------------------------------------------------------------------------------------------------------------------
Capital Growth
Global Health Care Securities
Global Utilities Securities
Growth and Income
High Income
Income Securities
Money Market+
Mutual Discovery Securities
Mutual Shares Securities
Natural Resources Securities
Real Estate Securities
Rising Dividends
Small Cap
Templeton Developing Markets Equity
Templeton Global Asset Allocation
Templeton Global Growth
Templeton Global Income Securities
Templeton International Equity
Templeton International Smaller Companies
Templeton Pacific Growth
U.S. Government Securities
Value Securities

+ Calculated with waiver of fees.

Federal Tax Status
--------------------------------------------------------------------------------

Note: The following description is based upon the Insurance Company's understanding of current federal income tax law applicable to annuities in general. The Insurance Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Insurance Company does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

General

Section 72 of the Internal Revenue Code of 1986, as amended ("Code") governs taxation of annuities in general. A Contract Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option elected. For a lump sum payment received as a total surrender (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludible amounts equal the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions. The Insurance Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Insurance Company, and its operations form a part of the Insurance Company.

Diversification

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Insurance Company intends that all Portfolios of Franklin Templeton Variable Insurance Products Trust underlying the Contracts will be managed by the investment managers for Franklin Templeton Variable Insurance Products Trust in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, the Insurance Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year period.

Contracts Owned by Other than Natural Persons

Under Section 72(u) of the Code, the investment earnings on purchase payments for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Tax Treatment of Assignments

An assignment or pledge of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

Income Tax Withholding

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:
a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or
c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or d) hardship withdrawals. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

Tax Treatment of Withdrawals - Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts.")

Qualified Plans

The Contracts offered by the Prospectus are designed to be suitable for use under various types of Qualified Plans. Because of the minimum purchase payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Insurance Company's administrative procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Insurance Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available and described in the prospectus and this Statement of Additional Information. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to withdrawals from Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts.")

a.   Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals - Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations.") Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.   Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which may be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts.") Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

     Roth IRAs

Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRAs and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. However, for rollovers in 1998, the individual may pay that tax ratably over the four taxable year periods beginning with tax year 1998.

Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.   Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the Plan. The tax consequences to participants may vary, depending upon the particular Plan design. However, the Code places limitations and restrictions on all Plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and withdrawals. Participant loans are not allowed under the Contracts purchased in connection with these Plans. (See "Tax Treatment of Withdrawals - Qualified Contracts.") Purchasers of Contracts for use with Pension or Profit-Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Tax Treatment of Withdrawals - Qualified Contracts

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities) and 408 and 408A (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been properly rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Contract Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Contract Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Contract Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Contract Owner or Annuitant (as applicable) and his or her designated beneficiary; (d) distributions to a Contract Owner or Annuitant (as applicable) who has separated from service after he or she has attained age 55; (e) distributions made to the Contract Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Contract Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract Owner or Annuitant (as applicable) and his or her spouse and dependents if the Contract Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception no longer applies after the Contract Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (h) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (i) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in item (c) applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Generally, distributions from a Qualified Plan must commence no later than April 1 of the calendar year following the later of: (a) the year in which the employee attains age 70 1/2, or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Tax-Sheltered Annuities - Withdrawal Limitations

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Contract Owner: (1) attains age 59 1/2;
(2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Contract Owner's Contract Value which represents contributions by the Contract Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, and to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers and transfers between certain Qualified Plans. Contract Owners should consult their own tax counsel or other tax adviser regarding any distributions.

Annuity Provisions
--------------------------------------------------------------------------------

Fixed Annuity Payout

A fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Insurance Company and do not vary with the investment experience of a Portfolio. The Fixed Account value on the day immediately preceding the Income Date will be used to determine the Fixed Annuity monthly payment. The monthly Annuity Payment will be based upon the Contract Value at the time of annuitization, the Annuity Option selected, the age of the Annuitant and any joint Annuitant and the sex of the Annuitant and joint Annuitant where allowed.

Variable Annuity Payout

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable Portfolio(s).

Annuity Unit Value

On the Income Date, a fixed number of Annuity Units will be purchased as follows:

The first Annuity Payment is equal to the Adjusted Contract Value, divided first by $1,000 and then multiplied by the appropriate Annuity Payment amount for each $1,000 of value for the Annuity Option selected. In each Portfolio the fixed number of Annuity Units is determined by dividing the amount of the initial Annuity Payment determined for each Portfolio by the Annuity Unit value on the Income Date. Thereafter, the number of Annuity Units in each Portfolio remains unchanged unless the Contract Owner elects to transfer between Portfolios. All calculations will appropriately reflect the Annuity Payment frequency selected.

On each subsequent Annuity Payment date, the total Annuity Payment is the sum of the Annuity Payments for each Portfolio. The Annuity Payment in each Portfolio is determined by multiplying the number of Annuity Units then allocated to such Portfolio by the Annuity Unit value for that Portfolio.

On each subsequent Valuation Date, the value of an Annuity Unit is determined in the following way:

First: The Net Investment Factor is determined as described in the Prospectus under "Purchase - Accumulation Units."

Second: The value of an Annuity Unit for a Valuation Period is equal to:

a.   the  value of the  Annuity  Unit for the  immediately  preceding  Valuation
     Period.

b.   multiplied by the Net Investment Factor for the current Valuation Period;

c. divided by the Assumed Net Investment Factor (see below) for the Valuation Period.

The Assumed Net Investment Factor is equal to one plus the Assumed Investment Return which is used in determining the basis for the purchase of an Annuity, adjusted to reflect the particular Valuation Period. You may choose a 3%, 5% or 7% Assumed Investment Return. The Insurance Company may agree to use a different value.

Mortality and Expense Risk Guarantee
--------------------------------------------------------------------------------

The Insurance Company guarantees that the dollar amount of each annuity payment after the first annuity payment will not be affected by variations in mortality and expense experience.

Financial Statements
--------------------------------------------------------------------------------

The audited financial statements of the Insurance Company as of and for the year ended December 31, 1998, included herein should be considered only as bearing upon the ability of the Insurance Company to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended December 31, 1998 are also included herein.


                                     PART C

                              OTHER INFORMATION


ITEM  24.    FINANCIAL  STATEMENTS  AND  EXHIBITS

a.   Financial Statements

     The financial statements of the Company will be filed by Amendment.

     The financial statements of the Separate Account will be filed by Amendment.

b.   Exhibits

     1.     Resolution of Board of Directors of the Company authorizing the establishment  of  the  Variable  Account (1)
     2.     Not  Applicable
     3.     Principal  Underwriter  Agreement  (to be filed by Amendment)
     4a.    Group  Variable  Annuity  Contract
     4b.    Variable Annuity Certificate
     4c.    Charitable Remainder Trust Endorsement
     4d.    Enhanced Death Benefit Endorsement
     4e.    Enhanced Death Benefit Endorsement (Traditional)
     4f.    Unisex Endorsement
     4g.    Pension Plan Death Benefit Endorsement
     5.     Application  for Group  Variable  Annuity  Contract
     6.     (i)  Copy  of  Articles  of  Incorporation  of  the  Company (1)
            (ii)  Copy  of  the  Bylaws  of  the  Company (2)
     7.     Not  Applicable
     8.     Form  of  Fund  Participation  Agreement (1)
     9.     Opinion  and  Consent  of  Counsel (to be filed by Amendment)
    10.     Independent  Auditors'  Consent (to be filed by Amendment)
    11.     Not Applicable
    12.     Not Applicable
    13.     Not Applicable
    14.     Company  Organizational  Chart (1)
    27.     Not  Applicable

(1) Incorporated by reference to Registrant's N-4 filing (File Nos. 333-19699 and 811-05716) as electronically filed on January 13, 1997.

(2) Incorporated by reference to Registrant's Pre-Effective Amendment No. 2 to Form N-4 (File Nos. 333-19699 and 811-05716 electronically filed on May 29, 1997.


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Officers and Directors of the Company:

Name and Principal              Positions and Offices
Business Address                with Depositor
-----------------               ------------------------------

Lowell C. Anderson              Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Ronald L. Wobbeking             Chairman, Chief Executive Officer and Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Thomas G. Brown                 Director
One Liberty Plaza,
45th Floor
New York, NY 10006

Edward J. Bonach                Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Thomas D. Barta                 Treasurer
1750 Hennepin Avenue
Minneapolis, MN 55403


Dennis Marion                   Director
500 Valley Road
Wayne, NJ 07470


Kenneth P. Schrapp              Appointed Actuary
1750 Hennepin Avenue
Minneapolis, MN 55403


Robert S. James                 Director
1750 Hennepin Avenue
Minneapolis, MN  55403

Eugene T. Wilkinson             Director
14 Commerce Drive
Cranford, NJ 07016

Eugene Long                     Vice President of Operations
152 W. 57th Street              and Director
18th Floor
New York, NY 10019

Thomas J. Lynch                 President and Director
1750 Hennepin Avenue
Minneapolis, MN 55403

Reinhard W. Obermueller         Director
560 Lexington Ave
New York, NY  10022

Stephen R. Herbert              Director
900 Third Avenue
New York, NY  10022

Jack F. Rockett                 Director
140 East 95th Street, Ste 6A
New York, NY  10129


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Company  organizational  chart was filed as Exhibit 14 to  Registrant's  N-4
(File Nos. 333-19699 and 811-05716) as filed on January 13, 1997 and is incorporated herein by reference.


ITEM 27. NUMBER OF CONTRACT OWNERS

Not Applicable

ITEM 28. INDEMNIFICATION

The Bylaws of the Company provide that:

Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of New York, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

     a. NALAC Financial Plans, LLC is the principal underwriter for the Contracts. It also is the principal underwriter for:

         Allianz  Life  Variable  Account  A
         Allianz  Life  Variable  Account  B

     b.  The  following  are  the   officers(managers)  and  directors(Board  of
Governors) of NALAC Financial Plans LLC:

Name & Principal        Positions and Offices
Business Address           with Underwriter
----------------------  ----------------------
James P. Kelso          Governor
1750 Hennepin Avenue
Minneapolis, MN 55403

Thomas B. Clifford      Chief Manager and Governor
1750 Hennepin Avenue
Minneapolis, MN 55403

Michael T. Westermeyer  Secretary and Governor
1750 Hennepin Avenue
Minneapolis, MN 55403

Michael J. Yates        Treasurer
1750 Hennepin Avenue
Minneapolis, MN 55403

Edward J. Bonach        Governor
1750 Hennepin Avenue
Minneapolis, MN 55403

Catherine L. Mielke     Compliance Officer
1750 Hennepin Avenue
Minneapolis, MN 55403

c.   Not Applicable

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

Thomas Clifford, whose address is 1750 Hennepin Avenue, Minneapolis, Minnesota, maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

ITEM 31. MANAGEMENT SERVICES

Not  Applicable

ITEM 32. UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     d. Preferred Life Insurance Company of New York ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                REPRESENTATIONS

The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.



                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it has caused this registration statement to be signed on its behalf in the City of Minneapolis and State of Minnesota, on this 16th day of June, 1999.

     PREFERRED LIFE VARIABLE
     ACCOUNT C
                 (Registrant)

By:  PREFERRED LIFE INSURANCE
     COMPANY OF NEW YORK
                  (Depositor)



By: /s/ Michael T. Westermeyer
     -------------------------



     PREFERRED LIFE INSURANCE
     COMPANY OF NEW YORK
                  (Depositor)


By: /s/ Michael T. Westermeyer
     -------------------------

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature and Title

Lowell C. Anderson*     Director
Lowell C. Anderson                                     6-16-99

Ronald L. Wobbeking*    Chairman, Chief Executive
Ronald L. Wobbeking     Officer and Director           6-16-99

Thomas D. Barta*        Treasurer
Thomas D. Barta                                        6-16-99

Thomas G. Brown*        Director
Thomas G. Brown                                        6-16-99

Edward J. Bonach*       Director
Edward J. Bonach                                       6-16-99

Robert S. James*        Director
Robert S. James                                        6-16-99

Thomas J. Lynch*        President and Director
Thomas J. Lynch                                        6-16-99

Dennis Marion*          Director
Dennis Marion                                          6-16-99

Eugene T. Wilkinson*    Director
Eugene T. Wilkinson                                    6-16-99

Eugene Long*            Director
Eugene Long                                            6-16-99

Reinhard W. Obermueller*Director
Reinhard W. Obermueller                                6-16-99

Stephen R. Herbert*     Director
Stephen R. Herbert                                     6-16-99

Jack F. Rockett*        Director
Jack F. Rockett                                        6-16-99



                                 * By /S/ Michael T. Westermeyer
                                      --------------------------
                                      Attorney-in-Fact
                                      Secretary and Director






                                    EXHIBITS

                                       TO

                                    FORM N-4

                        PREFERRED LIFE VARIABLE ACCOUNT C

                  PREFERRED LIFE INSURANCE COMPANY OF NEW YORK

                                INDEX TO EXHIBITS


EXHIBIT                                                                   PAGE

EX-99.B4a.    Group Variable Annuity Contract
EX-99.B4b.    Variable Annuity Certificate
EX-99.B4c.    Charitable Remainder Trust Endorsement
EX-99.B4d.    Enhanced Death Benefit Endorsement
EX-99.B4e.    Enhanced Death Benefit Endorsement (Traditional)
EX-99.B4f.    Unisex Endorsement
EX-99.B4g.    Pension Plan Death Benefit Endorsement
EX-99.B5      Application for Group Variable Annuity Contract